

September 8, 2014

<u>**Via E-mail**</u>
Joseph R. Wright
75 Rockefeller Plaza, 14th Floor
New York, New York 10019

RE: Chart Acquisition Corp.
Schedule TO-T/A
Filed August 29, 2014 by Chart Acquisition Group, LLC et al.
File No. 5-87098

Dear Mr. Wright:

We have reviewed the above-captioned filing and have the following comments. If you disagree with any of our comments, we will consider the explanation as to why the comment is inapplicable or unnecessary.   After reviewing the response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings relating to the subject transaction. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Amendment No. 2 to Schedule TO-T

<u>August 25th, 2014 response to prior comment number one in comment letter dated August 19, 2014</u>

1. We have considered the analysis submitted in support of the positions expressed in the above-captioned response letter. Without expressing an opinion as to whether or not the amended tender offer needs to comply with Rule 13e-3(b), or agreeing or disagreeing with any of the analysis and conclusions set forth therein, particularly with respect to whether or not any purchases made constitute a first step in a going private transaction within the meaning of Rule 13e-3(a)(3), we do not have any further comment at this time. Please note, however, that notwithstanding the decision to forego the issuance of an additional comment regarding the potential applicability of Rule 13e-3, all persons who are by statue and rule responsible for the adequacy and accuracy of the disclosure continue to remain responsible for ensuring compliance with Exchange Act Sections 14(d) and 14(e) and corresponding Regulations 14D and 14E.

<u>August 25th, 2014 response to prior comment number four in comment letter dated August 19, 2014</u>

2. We have considered the analysis submitted in support of the positions expressed in the above-captioned response letter. Without expressing an opinion as to whether or not the amended tender offer is compliant with Rule 14e-5(a), or agreeing or disagreeing with any of the analysis and conclusions set forth therein, we do not have any further comments at this time. Please

note, however, that notwithstanding our decision to not raise further comment regarding the offerors' compliance with Rule 14e-5, all persons who are by statute and rule responsible for the adequacy and accuracy of the disclosure continue to remain responsible for ensuring compliance with Exchange Act Sections 14(d) and 14(e) and corresponding Regulations 14D and 14E.

Closing Comments

If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures each has made.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joshua N. Englard, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP